Intapp, Inc.

3101 Park Blvd

Palo Alto, California 94306

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph M. Kempf, Robert Littlepage, Edwin Kim and Jan Woo

Re:	Intapp, Inc.
Registration Statement on Form S-1
File No. 333-256812

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Intapp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on June 29, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Lona Nallengara of Shearman & Sterling LLP at (212) 848-8414, or in his absence, Kristina Trauger at (212) 848-4879, and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

By:	/s/ John Hall
Name: John Hall
Title: Chief Executive Officer

cc:	Lona Nallengara, Shearman & Sterling LLP
Robert Masella, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP
Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]